UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

UNITED INDUSTRIAL CORPORATION

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

910671106

(CUSIP Number)

Terrence O’Donnell, Esq.

Textron Inc.

40 Westminster Street

Providence, Rhode Island 02903

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Louis A. Goodman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

1 Beacon Street

Boston, Massachusetts 02108

October 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910671106

1.	Names of Reporting Persons Textron Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 2,010,950 ((1) and see Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,010,950 ((1) and see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.2% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)           Based on representations made by the Tendering Stockholders pursuant to the Tender and Support Agreement (in each case as defined under Item 4 of this Statement).  The actual number of shares of Common Stock (as defined under Item 1 of this Statement) beneficially owned is all shares owned as of the date of the Tender and Support Agreement or thereafter issued to or otherwise acquired or owned by the Tendering Stockholders prior to the termination of the Tender and Support Agreement.

(2)           Based on 9,898,102 shares of Common Stock outstanding as of October 7, 2007, as represented by the Company (as defined under Item 1 of this Statement) in the Merger Agreement (as defined under Item 4 of this Statement), plus 75,000 shares of Common Stock issuable upon exercise of options subject to the Tender and Support Agreement, as represented by the Tendering Stockholders.

CUSIP No. 910671106

1.	Names of Reporting Persons Marco Acquisition Sub Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 2,010,950 ((1) and see Item 5)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,010,950 ((1) and see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.2% (2)

14.	Type of Reporting Person (See Instructions) CO

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Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (the “Statement”), relates is the Common Stock, par value $1.00 per share, (the “Common Stock”) of United Industrial Corporation, a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 124 Industry Lane, Hunt Valley, Maryland 21030.

Item 2.	Identity and Background

(a)-(c) This Statement is being filed on behalf of Textron Inc., a Delaware corporation (“Textron”), and its wholly-owned subsidiary, Marco Acquisition Sub Inc., a Delaware corporation (“Marco” and, together with Textron, the “Reporting Persons”).  The address of the principal business office of each of the Reporting Persons is 40 Westminster Street, Providence, Rhode Island 02903.  The principal business of Textron comprises aerospace and defense, industrial and finance businesses.  Marco is a newly-incorporated corporation formed by Textron solely for the purpose of acquiring ownership of the Company.

Certain information concerning the executive officers and directors of Textron and Marco is set forth in Schedule A hereto and is incorporated herein by reference.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the executive officers and directors listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The information set forth on Schedule A hereto is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds required to purchase all of the shares of Common Stock (including shares issuable upon the exercise of options) subject to the Tender and Support Agreement (as defined under Item 4 below and based on the assumptions described therein) is $162,886,950.  To the extent that such shares are tendered in accordance with the terms of the Offer (as defined under Item 4 below), such funds will be included in the aggregate consideration required to consummate the Offer and the Merger (as defined under Item 4 below).  The total amount of funds required to consummate the Offer and the Merger, assuming the Top Up Option (as defined under Item 4 below) is not exercised, is estimated to be approximately $1.2 billion.  Such funds will be provided by Textron to Marco from Textron’s available cash and the proceeds of a private issuance of commercial paper notes under its existing commercial paper program.  If necessary, Textron may obtain additional funds through borrowing under a $750 million interim senior unsecured, revolving credit facility for which Textron has a received a commitment from Citigroup Global Markets Inc., Banc of America Securities LLC, Bank of America, N.A., and Goldman Sachs Credit Partners L.P., or Textron’s current 5-Year Credit Agreement, dated as of March 28, 2005, as amended, among Textron, the Banks listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, and Citibank, N.A., as Syndication Agent.

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The Offer and the Merger are not contingent upon Textron or Marco establishing any financing arrangements.  In the event that the Top Up Option is exercised, the funds required to purchase shares of Common Stock issuable pursuant to the Top Up Option will be payable through the issuance of a promissory note made by Marco in favor of the Company, bearing simple interest at five percent per annum and due on the first anniversary of the completion of the Top Up Option.

Item 4.	Purpose of Transaction

(a)-(j) On October 7, 2007, Textron and Marco entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with the Company.

The Merger Agreement provides that, on and subject to the terms and conditions of the Merger Agreement, (i) Marco will commence a tender offer (the “Offer”), on or before October 16, 2007, to purchase all of the outstanding shares (the “Shares”) of Common Stock at a price of $81.00 per Share, net to the seller in cash without interest (the “Offer Price”), on the terms and subject to the conditions set forth in the Merger Agreement and (ii) following consummation of the Offer, Marco will merge with and into the Company with the Company surviving as a wholly-owned subsidiary of Textron (the “Merger”).  In the Merger, each outstanding Share that is not tendered and accepted pursuant to the Offer (other than Shares held in the treasury of the Company or owned by Textron, Marco, or any subsidiary of Textron or the Company immediately prior to the effective time of the Merger, and other than Shares as to which appraisal rights have been perfected in accordance with applicable law) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, on the terms and subject to the conditions set forth in the Merger Agreement.  On the terms and subject to the conditions set forth in the Merger Agreement, any unexercised options to purchase Common Stock outstanding immediately prior to the effective time of the Merger will (i) become fully vested on an accelerated basis immediately prior to the effective time of the Merger, and (ii) at the effective time of the Merger, automatically be cancelled in exchange for the right to receive a lump sum cash payment, less applicable withholding taxes, equal to the excess, if any, of the Offer Price over the per share exercise price of such option, multiplied by the number of shares of Common Stock issuable upon exercise of such option.

The closing of the Merger is subject to various additional conditions, including, if required under Delaware law, approval of the Merger Agreement by the Company’s stockholders.  The parties have agreed that if after the purchase of Shares pursuant to the Offer and any subsequent offering period, and after giving effect to any shares of Common Stock purchased pursuant to the option described in the next paragraph, Marco owns at least 90% of the outstanding Shares, then once the other conditions to completion of the Merger are satisfied or waived, Marco will merge into the Company in a “short-form” merger pursuant to applicable provisions of Delaware law which will not require a vote of the Company’s stockholders.

In the Merger Agreement, the Company has granted to Marco an option (the “Top Up Option”) to purchase, at a price per share equal to the Offer Price, a number of newly issued shares of Common Stock equal to the lowest number of shares that, when added to the number of Shares owned, directly or indirectly, by Textron or Marco at the time of exercise of the Top Up Option, constitutes one share more than 90% of the fully diluted shares of Common Stock (after giving effect to the issuance of all shares subject to the Top Up Option).  Marco may exercise the Top Up Option, in whole or in part, provided that upon exercise of the Top Up Option, Textron

CUSIP No.   910671106

will directly or indirectly own one share more than 90% of the outstanding Shares (after giving effect to the issuance of shares of Common Stock pursuant to exercise of the Top Up Option), at any time on or after the consummation of the Offer and prior to the earlier to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.  The Top Up Option is exercisable for a number of shares of Common Stock not to exceed the Company’s then authorized and unissued shares of Common Stock (including as authorized and unissued shares of Company Common Stock any shares held in the treasury of the Company).  The aggregate purchase price for the shares of Common Stock acquired through the exercise of the Top Up Option will be paid by the issuance to the Company of a promissory note of Textron or Marco, bearing simple interest at 5% per annum.

In connection with the Merger Agreement, Textron and Marco entered into a Tender and Support Agreement, dated as of October 7, 2007, with two directors of the Company, Warren G. Lichtenstein and Glen M. Kassan, and their affiliates, Steel Partners II, L.P. and Steel Partners, L.L.C. (collectively, the “Tendering Stockholders”), which provides for the tender by each Tendering Stockholder of the shares of Common Stock owned or acquired (including by exercise of stock options) by such person or entity in the Offer (the “Tendered Shares”) and the grant by each Tendering Stockholder to Textron of an irrevocable proxy to vote its Tendered Shares, among other things, in favor of the Merger and the Merger Agreement and against any agreement that is contrary to the Merger Agreement.

In addition, pursuant to the terms of the Merger Agreement, effective upon the purchase of Shares pursuant to the Offer, Textron will be entitled to designate a number of directors, rounded up to the next whole number, on the Company’s Board of Directors and Board committees equal to the product of (i) the total number of directors on the Company’s Board of Directors or Board committee, as applicable, and (ii) the percentage that the number of Shares beneficially owned by Textron and/or Marco bears to the number of Shares then outstanding.  Upon consummation of the Merger, the certificate of incorporation and the bylaws of the surviving corporation in the Merger will be those of the Company, unless and until amended.  The directors of the surviving corporation will be the directors of Marco as of immediately prior to the effectiveness of the Merger, each to hold office in accordance with the certificate of incorporation and bylaws of the surviving corporation.

In the Merger Agreement, the Company has covenanted that neither it nor any of its subsidiaries, nor any of the officers, directors or employees of the Company or its subsidiaries, will solicit, initiate, induce, encourage or knowingly facilitate any inquiry with respect to, or the making, submission or announcement of, any proposal that constitutes or is reasonably likely to lead to an Acquisition Proposal (as defined in the Merger Agreement).  The Merger Agreement contains certain termination rights for both Textron and the Company and further provides that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay Textron a termination fee of $33,000,000.

Upon consummation of the Merger as contemplated by the Merger Agreement, the Common Stock will be delisted from the New York Stock Exchange, and the Common Stock will become eligible for termination of registration pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

The foregoing descriptions of the Merger Agreement and Tender and Support Agreement and the transactions contemplated thereby do not purpose to be complete and are subject to, and

CUSIP No.   910671106

qualified in their entirety by, the full text of the Merger Agreement and Tender and Support Agreement, which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)-(b)  Each of the Reporting Persons may be deemed to beneficially own 2,010,950 shares of Common Stock (including 75,000 shares of Common Stock underlying options exercisable on certain events identified in Schedule A to the Tender and Support Agreement) as a result of the execution of the Tender and Support Agreement and based on the representations of the Tendering Stockholders.  Pursuant to the Tender and Support Agreement, the Tendering Stockholders have agreed to tender the Tendered Shares in the Offer and have granted to Textron an irrevocable proxy to vote the Tendered Shares in favor of the Merger and the Merger Agreement and against any action or agreement that is contrary to the Merger Agreement.  As a result, each of the Reporting Persons may be deemed to have voting power with respect to the Tendered Shares.

The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by each of the Reporting Persons constitutes approximately 20.2% of the outstanding shares of Common Stock (based on 9,898,102 shares of Common Stock outstanding as of October 7, 2007, as represented by the Company in the Merger Agreement, plus 75,000 shares of Common Stock issuable upon exercise of options subject to the Tender and Support Agreement, as represented by the Tendering Stockholders).

Each of the Reporting Persons disclaims beneficial ownership of the Tendered Shares under the Tender and Support Agreement.

(c)  Other than as set forth in this Item 5, there have been no transactions in the shares of Common Stock effected during the past 60 days by either of the Reporting Persons, nor to the knowledge of either of the Reporting Persons, as of the date hereof, by any person listed on Schedule A hereto.

(d)  To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 3, 4 and 5 of this Statement and the Exhibits to this Statement are hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1

Agreement and Plan of Merger, dated as of October 7, 2007, by and among Textron Inc., Marco Acquisition Sub Inc. and United Industrial Corporation (filed as Exhibit 2.1 to the Current Report on Form 8-K, dated as of October 9, 2007, and incorporated herein by reference).

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Exhibit 99.2

Tender and Support Agreement, dated as of October 7, 2007, by and among Textron Inc., Marco Acquisition Sub Inc., Steel Partners II, L.P., Steel Partners, L.L.C., Warren G. Lichtenstein and Glen M. Kassan (filed as Exhibit 2.2 to the Current Report on Form 8-K, dated as of October 9, 2007, and incorporated herein by reference).

Exhibit 99.3	Joint Filing Agreement, dated as of October 17, 2007, by and between Textron Inc. and Marco Acquisition Sub Inc.

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SIGNATURES

                After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  October 17, 2007

TEXTRON INC.

By:	/s/ Terrence O'Donnell
Name:	Terrence O'Donnell
Title:	Executive Vice President and General Counsel

MARCO ACQUISITION SUB INC.

By:	/s/ Arnold M. Friedman
Name:	Arnold M. Friedman
Title:	Director and Vice President

EXHIBIT INDEX

Exhibit 99.1                                Agreement and Plan of Merger, dated as of October 7, 2007, by and among Textron Inc., Marco Acquisition Sub Inc. and United Industrial Corporation (filed as Exhibit 2.1 to the Current Report on Form 8-K, dated as of October 9, 2007, and incorporated herein by reference).

Exhibit 99.2                                Tender and Support Agreement, dated as of October 7, 2007, by and among Textron Inc., Marco Acquisition Sub Inc., Steel Partners II, L.P., Steel Partners, L.L.C., Warren G. Lichtenstein and Glen M. Kassan (filed as Exhibit 2.2 to the Current Report on Form 8-K, dated as of October 9, 2007, and incorporated herein by reference).

Exhibit 99.3                                Joint Filing Agreement, dated as of October 17, 2007, by and between Textron Inc. and Marco Acquisition Sub Inc.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

OF

TEXTRON INC.

AND

MARCO ACQUISITION SUB INC.

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Textron Inc. Unless otherwise indicated, the business address of each such person is c/o Textron Inc., 40 Westminster Street, Providence, Rhode Island 02903.

Name	Present Principal Occupation or Employment	Citizenship
Board of Directors
Lewis B. Campbell	Chairman, President and Chief Executive Officer of Textron Inc.; Director of Bristol-Myers Squibb Co. and Dow Jones & Company	USA

H. Jesse Arnelle	Director of URS Corporation and Metropolitan Life Series Fund	USA

Kathleen M. Bader	Director of Halliburton and Habitat, member of the Homeland Security Advisory Council	USA

R. Kerry Clark	President and Chief Executive Officer and Director of Cardinal Health, Inc.	Canada

Ivor J. Evans	Director of Cooper Industries, Arvin Meritor, Inc., Spirit Aero Systems; and an Operating Partner of Thayer Capital Partners and Chairman of Suntron, a portfolio company	USA

Lawrence K. Fish	Chairman, Citizens Financial Group, Inc. and Chairman, RBS America; Director of The Royal Bank of Scotland Group; Member of the Board of Trustees of the Brookings Institution	USA

Joe T. Ford	Chairman of the Board of ALLTEL Corporation; Director of EnPro Industries, Inc.	USA

Paul E. Gagné

Chairman of the Wajax Income Fund, a Canadian distributor and service support provider of mobile equipment, industrial components and power systems; Director of CAE Inc., Fraser Papers Inc. and Inmet Mining Corporation

Canada

Dain M. Hancock	Consultant of Lockheed Martin Aeronautics	USA

Lord Powell of Bayswater KCMG

Chairman of Safinvest Limited, Chairman of Magna Holdings Ltd., Chairman of LVMH (UK), Director of Louis-Vuitton Moet Hennessy (LVMH), Caterpillar Inc., Mandarin Oriental Hotel Group, Yell Group, Northern Trust Global Services, Matheson and Co., and Schindler Corporation

UK

Thomas B. Wheeler	Director of Genworth Financial	USA

James L. Ziemer	President and Chief Executive Officer of Harley-Davidson, Inc.	USA

Name	Present Principal Occupation or Employment	Citizenship
Executive Officers
Lewis B. Campbell	Chairman, President and Chief Executive Officer of Textron Inc.; Director of Bristol-Myers Squibb Co. and Dow Jones & Company	USA

Kenneth C. Bohlen	Executive Vice President and Chief Innovation Officer of Textron Inc.	USA

John D. Butler	Executive Vice President Administration and Chief Human Resources Officer of Textron Inc.	USA

Ted R. French	Executive Vice President and Chief Financial Officer of Textron Inc.	USA

Mary L. Howell	Executive Vice President Government, Strategy Development and International, Communications and Investor Relations of Textron Inc.	USA

Terrence O’Donnell	Executive Vice President and General Counsel of Textron Inc.; Senior Partner in the Washington, D.C.-based law firm of Williams & Connolly	USA

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Marco Acquisition Sub Inc. Unless otherwise indicated, the business address of each such person is c/o Textron Inc., 40 Westminster Street, Providence, Rhode Island 02903.

Name	Principal Occupation or Employment	Citizenship

John R. Curran	Director and President of Marco Acquisition Sub Inc.; Vice President M&A of Textron Inc.	USA

Arnold M. Friedman	Director and Vice President of Marco Acquisition Sub Inc.; Vice President and Deputy General Counsel of Textron Inc.	USA

Ann T. Willaman	Director, Vice President and Secretary of Marco Acquisition Sub Inc.; Executive Legal Department Administrator and Assistant Secretary of Textron Inc.	USA

Myrna L. Gagnon	Vice President of Marco Acquisition Sub Inc.; Executive Director M&A of Textron Inc.	USA

Mary F. Lovejoy	Vice President and Treasurer of Marco Acquisition Sub Inc.; Vice President and Treasurer of Textron Inc.	USA

Norman B. Richter	Vice President – Taxes of Marco Acquisition Sub Inc.; Vice President – Taxes of Textron Inc.	USA